Exhibit 99.1

TransAlta: ISS and Glass Lewis Recommend Shareholders Vote FOR All TransAlta Director Nominees and Management Proposals

CALGARY, April 12, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX:TA) (NYSE:TAC) today announced that leading independent proxy advisory firms, Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co ("Glass Lewis"), both issued final reports recommending that shareholders vote FOR all TransAlta management proposals, including director nominees, being presented at the Company's upcoming shareholders' meeting.

Both ISS and Glass Lewis recommend shareholders vote FOR the election of all TransAlta director nominees, including new nominees Robert Flexon, Harry Goldgut and Richard Legault. In addition, ISS and Glass Lewis recommend shareholders vote FOR the re-appointment of the Company's auditors, the continuance of the Company's amended "new generation" shareholder rights plan and the advisory say-on-pay vote on the Company's approach to executive compensation.

"With positive recommendations from both ISS and Glass Lewis, shareholders can feel confident in their vote for our recommended nominees," said Ambassador Gordon Giffin, TransAlta's Board Chair. "We continue to bring fresh insight and expertise to our Board and remain committed to creating value for all shareholders. We have built a Board with the right skills and experience to oversee TransAlta's transformation and position the Company for success as a clean energy leader."

In reaching its decision, ISS noted the positive market reaction to the Brookfield transaction and commented that:

"Some of the issues outlined by the dissident, including the lack of shareholder approval and a fairness opinion, are also not unusual in the Canadian market for transactions of this size…

Shareholders might reasonably appreciate additional disclosure regarding the process, terms, and timing of the Brookfield investment – which could alleviate any concerns as to whether the board maximized value for TransAlta's hydro assets – particularly in light of the lengthy voting agreement with Brookfield. Nonetheless, considering the board's reasonable efforts to reach a settlement with the dissidents, the positive market reaction to the announcement of the transaction, and public support from TransAlta's largest shareholder, there does not appear to be sufficient evidence at this time that would warrant votes against the incumbent directors."

In addition to recommending that shareholders vote FOR all management proposals, Glass Lewis said shareholders should be mindful of the following:

"Brookfield's recent investment was informed by extensive prior discussion and due diligence over the past three years with Brookfield (and other potential investors) aimed at a wide range of strategies for enhancing the long-term value and potential of the Company's hydro and coal assets, as well as the value of the Company as a whole, including through potential sale transactions… The [Brookfield] partnership is expected to maximize the value of the Company's hydro assets and create long-term shareholder value."

Vote the BLUE Proxy Today

TransAlta's annual and special shareholders' meeting (the "Meeting") will take place on April 26, 2019. TransAlta asks shareholders to read the Company's management proxy circular dated March 26, 2019 (the "Circular") carefully and to vote the BLUE proxy FOR all 12 TransAlta director nominees at our upcoming Meeting. Shareholder support is critical as we work to build a foundation for long-term, sustainable value creation as a leading clean energy company.

A copy of the Circular can be downloaded from the Company's SEDAR profile at www.sedar.com and the Company's EDGAR profile at www.sec.gov. The Circular is also available at TransAlta's website.

A vote FOR TransAlta's director nominees will be a vote to realize the value of TransAlta's diverse and quality assets for decades to come, a vote for an experienced and engaged Board and a vote to share in the upside of TransAlta. Becoming a voter is fast and easy. To support TransAlta's Board, vote your BLUE proxy or voting instruction form today.

If you have any questions about the Meeting, please contact Kingsdale Advisors, TransAlta's strategic shareholder advisor and proxy solicitation agent, by telephone at 1-877-659-1820 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

About TransAlta Corporation
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at www.transalta.com.

Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release may contain forward-looking statements and information relating to: the timing, business and anticipated outcomes at the 2019 Meeting; the nature, timing and impact of existing or potential legal actions or regulatory proceedings; the investment by Brookfield Renewable Partners or its institutional partners ("Brookfield") and expected benefits to the Company and its shareholders; the ability of the investment to enhance the Company's financial position and to execute its strategy; the Company's strategy, plans and priorities; the appointment of the Company's director nominees to the Board at the Meeting; the Company's relationship with Brookfield or its affiliates and other shareholders; and the expected timing, costs and benefits of the strategic investment by and partnership with Brookfield or its affiliates. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the election of the Company's proposed director nominees and outcome of other items to be voted upon at the Meeting; ISS and Glass Lewis's voting recommendations; the Company's ability to successfully defend against any existing or potential legal actions or regulatory proceedings; the closing of the Brookfield investment occurring and other risks to the Brookfield investment not materializing; no significant changes to regulatory, securities, credit or market environments; the anticipated Alberta capacity market framework in the future; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated value, cash flows and adjusted EBITDA; the anticipated benefits and financial results generated on the coal-to-gas conversion and the Company's other strategies; the Company's and Mangrove's/Bluescape's strategies and plans; no significant changes in applicable laws; and risks associated with the impact of the Brookfield investment on the Company's shareholders, debtholders and credit ratings. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the Company's director nominees to be elected at the Meeting; the failure of the Company to obtain approval for other items of business at the Meeting; changes in the recommendations of ISS or Glass Lewis; the failure of the Brookfield investment to close; the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to the Meeting and the Brookfield investment; the appointment of any slate of directors proposed by Mangrove/Bluescape and the subsequent termination of the Brookfield investment by the Company; changes in our relationship with Brookfield; changes in our relationship with other shareholders; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA; the Brookfield investment not resulting in the expected benefits for the Company and its shareholders; the inability to complete share buy-backs within the timeline or on the terms anticipated or at all; and other risks and uncertainties contained in the Company's Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2019/12/c2273.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 19:54e 12-APR-19